ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

August 21, 2020

CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Sigilon Therapeutics, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Sigilon Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of our Registration Statement on Form S-1.

If you have any questions with respect to this confidential submission, please call me at (617) 951-7826.

Sincerely,

/s/ Marc Rubenstein

Marc Rubenstein